VS Trust

2000 PGA Boulevard

Suite 4440

Palm Beach Gardens, FL 33408

October 26, 2022

VIA EDGAR

Mr. Eric Envall

Ms. Sandra Hunter Berkheimer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	VS Trust
Post-Effective Amendment No.1 to Form S-1
Filed October 7, 2022
File No. 333-24830 (the “Post-Effective Amendment”)

Mr. Envall and Ms. Hunter Berkheimer:

In accordance with Rule 461 promulgated under the Securities Act of 1933, we hereby respectfully request that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Post-Effective Amendment to the Trust’s registration statement on Form S-1 (File No. 333-24830), so that it may become effective on November 1, 2022.

Thank you for your assistance with this matter. If you have any questions, please contact our counsel, Barry I. Pershkow of Chapman and Cutler LLP by e-mail at pershkow@chapman.com or by telephone at 202-478-6492

Sincerely,

/s/ Justin Young

Justin Young
Principal Executive Officer, VS Trust